Morgan Stanley Bank, N.A. – Amendment Filing Summary of Changes – 9.30.2022

1. Documents Uploaded:
   a. Amendment Filing Summary of Changes (new)
   b. Morgan Stanley Bank, N.A. – NFA Form 7-R (update)
      Principal updates:
      - **Remove:** Chantel Simon as Chief Risk Officer
      - **Add:** David Russo as Chief Risk Officer
   c. Form SBSE-A: Schedule A Updates as indicated above (update)
   d. Items 13a and 13b – supplemental Information (previous updated)